
11006668

National Presto Industries, Inc.

2010 Annual Report


40mm Systems Contract
5 Years

CONTENTS

Cover photo and photo (above right) courtesy of Suzanne M. Day.



COVER STORY

This year's cover is the sixth of a seven-part anniversary series. Given that five years ago, your Company was celebrating its 100th birthday, an anniversary story around an event that numbers only five-years might at first glance seem trivial. This particular five-year anniversary, however, commemorates a turning point for your Company's Defense segment. On April 25, 2005, the segment received its first major contract – the 40mm Systems award. That award transformed it from a relatively insignificant manufacturer of components and subassemblies with annual shipments that were less than $25 million, to a prime contractor responsible for the entire system of 40mm ammunition with annual volume in excess of $200 million. Awards made under that contract over its five-year life totaled $667,194,000. The anniversary is also noteworthy in that it both marks the end of that five-year contract and the start of a new five-year contract. The new contract was awarded on February 18, 2010, assuring the Company's retention of its position as a significant defense supplier.

The 40mm System consists of five types of rounds: high and low velocity training rounds, high and low velocity tactical rounds, and illumination rounds. Each is critical for the training and defense of our armed forces in military theaters like Iraq and Afghanistan. All are shown on the cover above the picture of a soldier armed with a weapon that fires low velocity 40mm tactical rounds.



FINANCIAL HIGHLIGHTS

YEARS ENDING DECEMBER 31,	2010	2009	2008
	(in thousands except per share data)		
Net sales	$479,000	$478,468	$448,253
Net earnings	$ 63,531	$ 62,576	$ 44,183
Weighted average common and common equivalent shares outstanding	6,864	6,854	6,845
Net earnings per common share	$ 9.26	$ 9.13	$ 6.45
Dividends per common share:			
Regular	$ 1.00	$ 1.00	$ 1.00
Extra	$ 7.15	$ 4.55	$ 3.25
Total	$ 8.15	$ 5.55	$ 4.25
Stockholders' equity per common share outstanding	$50.11	$49.00	$45.38


Received SEC
APR 1 1 2011
Washington, DC 20549

National Presto Industries, Inc.
Eau Claire, Wisconsin

In 2009, your Company realized record earnings *because of* rather than *despite* the difficult economy. One of the major contributors to 2009's profitability was bargain commodity pricing, triggered by the combination of excess world-wide commodity inventories and a collapse in demand. As anticipated, that situation did not continue in 2010. Instead, commodity pricing rose precipitously as a result of increased demand, inadequate supplies, and a dollar with reduced purchasing power.

Nonetheless, in 2010 your Company managed to achieve its fourth consecutive year of record earnings. Both sales and earnings increased, albeit nominally from 2009 levels: net consolidated sales rose by $532,000 to $479,000,000, while net earnings increased by $955,000 to $63,531,000 or 1.5%. As has been the case throughout most of the 2010 year, the Housewares/Small Appliance and Absorbent Products segments were the source of higher top line volume, which was largely offset by reduced Defense segment shipments. Not unexpectedly, the rise in commodity costs and the decline in the value of the dollar had a profound and negative effect on Housewares/Small Appliance and Absorbent Products bottom line results. For additional details, see pages 5 and 9, herein. Despite its increased sales volume, the Housewares/Small Appliance segment's operating earnings declined by 9%. The Absorbent Products segment would have been in a similar position, but for events of a non-recurring nature which more than offset the material cost increases, i.e., sales of obsolete equipment and timing of material supplier rebates. Unlike its sister subsidiaries, the Defense segment realized significant material cost reductions from those incurred during the prior year. Due to the nature of its backlog, which enables it to lock in pricing as much as a year in advance, the segment was able to purchase key materials for its 2010 production at 2009 pricing. Materials at 2009 prices were a bargain compared to those used in 2009 production, which had been purchased at the more costly 2008 rates. These reductions in combination with efficiencies recognized during the year, served to increase the Defense segment's operating earnings by 12% from 2009 levels. Portfolio earnings were also down from the prior year reflecting the ultra low Federal Reserve Board's federal funds target rate which remained at 0.0% to 0.25%. Finally, an increase in state taxes took its toll. As a percentage of pre-tax income, state taxes increased by 4.3% over the prior year's level. Had the state tax rate used in 2009 been applicable to 2010, net earnings would have been $2.78 million higher than those actually realized.

Looking back on 2010, two events occurred that are likely to have significant impacts on your Company's future. The first was the award of the new five-year 40mm Systems contract, the subject of the cover story. The contract was awarded to two suppliers. In recognition of its superior performance under the first contract and the fact that it provided a better value, your Company's Defense segment received the larger (60%) share of the award. The award's receipt triggered a decision to further increase vertical integration, i.e., secure additional efficiencies by bringing more of the 40mm production in-house (see page 8 for additional details).

The second event was the decision to implement in the United States a major portion of the capital expansion for the Absorbent Products segment that was authorized in late 2009 by the Company's Board of Directors. In 2010, the segment ordered a high-speed disposable underwear machine that will be delivered to its Eau Claire, Wisconsin facility during second quarter 2011. The Company also began construction of a warehouse addition to the current facility in Eau Claire. Both the new machine and space are needed for a planned entry into the absorbent products retail market. For further details, see pages 9 and10.

In keeping with much of its history, your Company's long standing record of paying generous dividends continued. Late in the year, the Board of Directors approved dividend action for the 67th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2011, consisting of a regular dividend of $1.00 per share plus an extra of $7.25 per share. As in past years, the entire dividend was derived from operating earnings.

Looking ahead to 2011, material and freight cost inflation is expected to once again be the foremost issue. Given the Federal Reserve Board's ultra easy money policy (quantitative easing or "QE2"), there seems to be no end in sight. The Administration's destructive actions against off shore oil drilling and coal mining and its mandate for "green energy," when combined with QE2, all but assure increased energy costs. Higher costs will impact the profitability of all three businesses. The effect is not quite as harsh on the Defense segment, which as a result of a sizable order backlog has had the opportunity to lock in commodity pricing. The material costs contracted in advance for 2011 production, however, will not be as favorable as those incurred during 2010, as they were negotiated during 2010 when commodity costs had increased from 2009 levels. The segment also does have some limited inflationary price protection under its contracts for specific commodities. It has no defense, however, against energy cost inflation. Housewares/Small Appliance and Absorbent Products segments are particularly vulnerable to inflation, and the effects on their bottom lines in 2011 are expected to be even more profound than in 2010. Efforts are ongoing to reduce the impact through the introduction of new products and redesign of current products to reduce costs.

Although customer relations at all three segments are strong, maintaining sales volume levels is always a concern. Several of the customers of the Housewares/Small Appliance segment are now purchasing their own private label products directly from Chinese manufacturers or brokers. These private label purchases are a worrisome trend as explained further on page 5, herein. Moreover, as the economy improves, more consumers will have the financial means to abandon their kitchens and eat out once again. Given its sizable backlog, Defense segment volume would appear assured for 2011, however, the customer does retain the right to cancel or modify orders. The two-year contract with the Absorbent Products segment's major customer ends in September. As of the writing of this annual report, there is no commitment to extend the term of the contract. In addition, the customer is in the process of building its own absorbent products facility that could begin operation as early as fourth quarter 2011. The customer has assured the segment, however, that the new facility will not affect its business with the segment during 2011 and that it expects to continue purchasing a significant portion of its requirements from the segment thereafter.

Finally, although the new production lines for the Defense and Absorbent Products segments are excellent opportunities for increased future profitability, start-up issues are the rule, rather than the exception. Every reasonable step has been taken to avoid potential start-up problems. Doubtless, however, unforeseen difficulties will be encountered which will affect the timeliness and the efficiency of initial production.

Given your Company's resources, these should not be insurmountable issues. Just as it has dealt with the problems that have risen during prior years, your Company, with its cadre of talented, dedicated, and experienced personnel and its strong balance sheet, should be able to meet the challenges of 2011.



Maryjo Cohen
Chair of the Board and President

Housewares/Small Appliance Segment

Business Climate

2010's economic recovery, anemic as it was, did provide an improved retail business climate, which in turn enabled retailers to stock adequate inventories of the segment's products throughout the year. Although strong, demand for kitchen appliances during 2010 was not as robust as it was in 2009. The change in demand became particularly evident during the Christmas selling season. In contrast to Christmas 2009, when retailer shelves were largely empty by season's end, retailers' 2010 end-of-year inventory positions were normal to heavy. Despite concerns about the quality and safety of products purchased from China, more retailers began or expanded direct-import private label programs in 2010 in an effort to improve margins. Much of that which is purchased under these programs is of substandard quality and in some cases actually unsafe. Typically, given the returns and recalls engendered by these programs as well as the requirement to carry high levels of inventory, they are found to be penny-wise and pound-foolish. Nevertheless, they have a negative impact, as they do reduce the amount of shelf and promotional space available for your Company's segment's products while they are in effect.

As expected for suppliers in the housewares/small appliance industry, the blessed cost declines of 2009 proved ephemeral; costs increased throughout 2010. Oil prices, which had been as low as $40.00 a barrel in 2009, ended the 2010 year above $91.00. Petroleum pricing affects virtually all materials used in the manufacture of kitchen appliances e.g., aluminum and steel, which require significant amounts of energy to process, and plastics, which are petroleum based. During 2010, ocean freight rates increased to record levels. At their high point, container rates were up 80% over 2009's nadir. At that high point, they actually exceeded the record rates experienced during 2008 by more than 15%. Like its competitors, your Company's Housewares/Small Appliance segment purchases virtually all of its products from China. As expected, given both the Federal Reserve Board's quantitative easing programs and the U.S. Administration's pressure on China to revalue its currency (the Renminbi "RMB"), the U.S. Dollar began to lose purchasing power. Unlike 2009, during which the RMB was stable, in 2010 the dollar depreciated by 3.6% vis-à-vis the RMB. Moreover, as expected, Chinese labor rates, which were unchanged throughout 2009, did increase by 20% in 2010 in several regions of China. A similar rate increase had occurred in 2008.

The significance of the cost changes is best illustrated when examining their impact on inventory valuation. The Housewares/Small Appliance segment uses the last-in, first-out (LIFO) accounting method which provides a truer picture of ongoing and prospective earnings in the sense that the profitability of a sale is determined by applying the most recent cost to the sale. Most of the industry uses the more traditional first-in, first-out (FIFO) method in which the oldest cost is applied to determine profitability. Had FIFO been used in 2009, earnings derived from inventory valuation would have been $1,357,000 lower. In contrast in 2010 under FIFO, the cost increases would have increased earnings by $1,169,000—a year-to-year inventory valuation swing of $2.5 million.

During 2010, while Housewares/Small Appliance segment's sales volume increased by 5%, its operating profit decreased by 9% as a result of the cost increases described above. No relief is anticipated in 2011. Between the Federal Reserve's so-called quantitative easing and the continued budget deficits of the Congress, commodity cost increases and further devaluation of the dollar are expected. An additional area of potential cost increase stems from retailers' efforts to jump on the political bandwagon to save the planet from carbon dioxide. One seemingly no-cost way for retailers to win the battle for Mother Earth is to tout the fact that they are pressuring their suppliers to reduce carbon footprints. Such efforts include selling services to assist a supplier in improving its sustainability rating, requiring suppliers to fill out quarterly progress reports, and mandating that a European laboratory be utilized to certify that products meet certain sustainability standards. Although not material at this point in time, these projects squander valuable administrative time. Securing outside certification is not only time consuming, but also expensive. Moreover, it is not a one-time charge—the European lab assesses annual fees for maintenance of the certification. There is also a movement afoot among key national retailers to develop and impose uniform sustainability standards on suppliers.

Ultimately, the cost increases will be passed on, however, due to competition, increasing prices is a challenge. The recovery to date is fragile, and unemployment remains high. Understandably, there is a general reluctance to raise pricing. Hence, prices were not increased during 2010. Given the sizable anticipated increases at retail in fuel, food, and clothing, however, price increases may very well become the norm by year-end 2011, rather than the exception. As many key retailers require housewares/small appliance industry suppliers to submit price quotations a year in advance of shipment, industry increases will in all probability not be implemented until 2012.

Despite all of these issues, your Company's Housewares/Small Appliance segment is in an enviable position vis-à-vis its peers. Its products are well designed and of high quality. Its suppliers are qualified and reputable. It also has the financial resources to make advance commitments and to carry adequate inventory to service its customers, which in turn assures timely deliveries.

New Products

During 2010, the Housewares/Small Appliance segment introduced many new products. Several were in response to ongoing trends. Pizza is a popular food and the best way to make a pizza is with the Pizzazz® pizza oven. In this day and age of frugality, however, it is sometimes hard to persuade consumers to purchase single purpose products. Accordingly, to enable consumers to justify the purchase of a Pizzazz® pizza oven, the product's function was expanded to include the preparation of a variety of entrees and snack items. The new product, called the Pizzazz® Plus rotating oven is shown at (A). The Pizzazz® Plus uses dual elements not only to bake the perfect pizza but also to provide the ultimate in convenience for preparing delectable appetizers (fresh or frozen), sandwiches, and favorite frozen foods like chicken wings, jalapeño poppers, and fish fillets. It even bakes cookies and cinnamon rolls using the ready-to-use dough found in grocers' frozen food and refrigerator cases. Specialty tea shops are a growing trend in the United States. These shops provide a variety of teas—white, green, black, oolong, and herbal. Each tea has its own specific temperature for brewing and a precise steeping period. A tea kettle that only boils water is less than ideal for preparing these teas. Thus the segment introduced the Heat 'nSteep™ electric tea kettle pictured at (B), a five-cup vessel that both heats the water and steeps the tea. A built-in thermometer, complete with a color-coded temperature guide on the kettle ensures that water is at the perfect temperature for brewing each tea. The kettle comes with a special infuser for loose tea or tea bags which locks on to the tea kettle lid when the water is at the correct temperature, or alternatively can be used in a cup to brew an individual serving of tea. The kettle's built-in electronic timer is then set to the exact steeping time required for the specific tea being brewed. The result—a perfect pot or cup of tea every time. Indoor grilling continues to be a popular trend both due to perceived health benefits and the eye appeal of grilled food. Illustrated at (C) is the Cool Touch Electric Indoor Grill, which is the ideal size for grilling a sizzling platter of burgers, steaks or sandwiches, yet is small enough to fit into most any dishwasher for fast and easy cleaning.

Several introductions were extensions to existing lines, providing retailers with a frequent request—an opportunity for "one-stop shopping". In recognition of the popularity of popping corn at home, the segment introduced two versions of a stirring popper, one under the PRESTO® name and one under the Orville Redenbacher's® by PRESTO® label. The one shown at (D) is the PRESTO® version. Both poppers are wonderful additions to the PRESTO® line of hot air and microwave poppers. The poppers use a special scalloped stirring arm to evenly distribute kernels, assuring superb popping performance. Both make delicious classic and kettle corn,


A
B
C
D
E
F
PRESTO


GranPappy
PRESTO
G

quickly, easily and automatically with virtually no unpopped kernels. The segment augmented its knife sharpener line, by offering the Professional EverSharp® three-stage knife sharpener depicted at (E) which features a unique blade thickness selector that adjusts the appliance's sharpening slots to the optimum angle required for sharpening thick, thin, and medium blades. The result is no-guess sharpening that assures a razor sharp blade at the completion of each sharpening. In response to retailers' requests, it also added as shown in (F) three manual entries to complete its knife sharpener lineup—single-stage and dual-stage manual knife sharpeners along with an 8" sharpening steel. The GranPappy® Elite electric deep fryer, illustrated at (G), is a six-cup version of the four-cup FryDaddy® Elite fryer introduced last year. The deep fryer features attractive styling and a brushed stainless steel surround. It also has all of the features of the classic GranPappy®, i.e., perfect preset frying temperature, ability to fry six cups of food in only six cups of oil, a handy, easy-to-clean scoop, rather than a messy basket, and the ability to act as a convenient vessel for oil storage.

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments, thus assuring their ready availability for both internal expansion (like those planned for the Defense and Absorbent Products segments described on pages 8 and 9) and acquisitions.

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. At the end of 2008, the Federal Reserve Board reduced the federal funds rate to a target of 0% to 0.25%. The low interest rates coupled with the monetizing of the debt through so-called quantitative easing (QE2) has caused gold and other commodities prices to soar. Ultimately, the Fed's actions are expected to prove highly inflationary. In the interim they have depressed overall yields. The reduction in yields served to decrease earnings by 32% from 2009 levels.

Defense Segment

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC Corporation)
East Camden, Arkansas

Amron
(A division of AMTEC Corporation)
Antigo, Wisconsin

AMTEC's product line includes ordnance items such as low and high velocity 40mm training cartridges, non-lethal sponge grenades and high explosive tactical rounds. All but the non-lethal round are pictured on the cover of this report. AMTEC is one of two prime contractors producing the complete complement of 40mm cartridges for the U.S. Government. Spectra Technologies, LLC, East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm and 40mm) for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC. These items can also be found on the segment's website, **www.amteccorp.net**.

During the review year, sales decreased by 5.1%. The decline was principally one of shipment timing under the 40mm program. As such it represents deferred rather than lost sales and should be recovered in 2011. In contrast, earnings increased by 12% over those enjoyed in 2009, in part due to reduced material pricing, reflecting the segment's ability to lock in for 2010 production the relatively low commodity pricing available in 2009. As commodity pricing did increase significantly in 2010 (approximately 20%), a similar benefit is not anticipated in 2011. Efficiencies realized at all three facilities were also instrumental in the generation of increased profitability.

As mentioned in the Letter to Stockholders, the most significant event in 2010 was the award of the second five-year 40mm Systems contract. To date, awards of $183.4 million have been made under the new contract. The future dollar volume with the Army over the remaining four-year period of the contract is dependent upon military requirements and funding as well as government procurement regulations and other factors controlled by the Army and the Department of Defense. Given the current political uncertainties, planning has been and is expected to remain a challenge. For example, as of the date of the writing of this report, Congress had yet to pass a budget or an appropriations bill for the current fiscal year that began on October 1, 2010.

With the new contract, the segment is in a position to bring additional work in-house, which will enable it to enjoy further efficiencies through vertical integration. Currently, the segment manufactures the complete low velocity training round at AMTEC, as well as both the low and high velocity fuzes used in the rounds. AMRON makes the cartridge cases for the rounds, while Spectra, beginning in 2008, has been doing the LAP work on the high velocity training rounds. Originally, under the first systems contract, the government required a government-owned loading plant to perform all LAP work. Late in 2007, it concluded that it was wise to have a second source and allowed a portion of the volume to be loaded elsewhere. In the most recent contract, it has opened the restriction further, by authorizing one of the rounds, the low velocity tactical round (M433), to be loaded at a facility of the prime contractor's choice. Accordingly, Spectra is in the process of developing a line to perform the LAP work on this round. Starting a line from scratch is a detailed, tedious process, requiring many approvals from the government. Initial samples are scheduled for submission in the second quarter of 2011 for the government's First Article Testing. Assuming the product meets the government's requirements, production should start during the second half of 2011. Toward the latter part of 2011, AMRON will begin production of the body for the high velocity tactical round (M430A1). Production entails not only the installation and prove-out of a new line, but also the expansion of the existing facility by 29,500 square feet.

Defense backlog at year-end 2010 was in a very healthy position. The backlog was approximately $329 million compared to the prior year's $274 million.

Absorbent Products Segment

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

This segment produces disposable adult briefs and underwear under private label and its own house brand, PRESTO®. 2010 marked the use of four-color packaging on both briefs and underwear. Shown at right (in H through J) is the new four-colored brief packaging for its light, premium, and supreme briefs and in (K) its four-color underwear packaging. These products can be found on its website, **www.prestoabsorbent.com**.

In 2010, the Absorbent Products segment enjoyed an increase in net sales from the prior year of $6.1 million or 8.2%. The increase largely stemmed from a program initiated in 2009 to diversify its customer base. Operating profit also increased from 2009 levels by $1.8 million (29.6%). The increase was more apparent than real in that it largely stemmed from non-recurring type events like the sale of obsolete equipment and the timing of rebates from material suppliers. But for these events, earnings would have declined, reflecting the significant material cost increases that affected the entire absorbent products industry. As had been expected, 2009's low commodity prices were an aberration. No one, however, had anticipated the severity of the increases experienced in 2010.

The most significant item in terms of quantity used is pulp made from Southern Georgia pine. It provides the fluffy absorbent material in each product. Pulp pricing is heavily influenced by the strength of the dollar in relation to both the Chinese RMB and Euro. With the deterioration of the dollar as well as material shortages, prices for pulp reached record levels, increasing 37% from the low point in 2009. Most of the other materials used in making absorbent products are petroleum based and include the following: film back sheets, cloth-like back and top sheets, super absorbent polymer that absorbs body fluids, adhesives, fastening tapes, hook and loop fasteners, elastics and the bags in which the product is packed. The major ingredient in each is polypropylene (a byproduct of crude oil) that in 2010 increased 290% from the low price in 2009, in part due to the increase in the cost of oil, but primarily from a shortage of the processed resin. Typically, whenever there is excess supply and a dearth of demand, production lines are shut down. Only after the inventory is balanced, are the plants reopened. Bringing lines back into production is easier said than done—people need to be found and trained, materials need to be secured, etc. Typically, shortages occur, which was the case in 2010 for materials like non-wovens and super absorbent polymers. Frequently quality suffers as well.

No relief on the cost front is anticipated in 2011. Nor is it possible in the short term to increase prices to the segment's customers to a level that would offset increases of such magnitude. That leaves four options: introduction of new products with features that command a premium, reduction of cost through modification of the product design, use of lower cost alternative materials, or process changes to reduce the cost of operation. The segment is pursuing all four options in part through the $30 million capital expansion program discussed in last year's report. The lead-time for absorbent product equipment is lengthy, typically a year to eighteen months from the date equipment is ordered. Thus the first portion of the expansion, the receipt and installation of a new underwear machine, will not occur until the second quarter of 2011. The new machine is designed to produce gender specific underwear, i.e., apparel tailored specifically for men and women, a premium feature that is ideal for the retail market and desired by many institutional customers. At the same time, the new machine will enable the segment to secure cost savings on the standard underwear product that it currently sells to the institutional market. A warehouse addition will be completed during second quarter as well, that will provide the space to hold the product needed to service the retail market. Likewise, an automated material handling system will be implemented which is expected to materially reduce product-handling costs. Timing is such that the segment will be able to expense 100% of the equipment cost for tax purposes in 2011 by virtue of the year-end 2010-tax legislation. Although that legislation was intended to motivate companies to make capital investments in the U.S., it hardly achieved that goal in this instance. As with the so-called "stimulus" bill, Congress and the administration failed to take into consideration lead-times. The benefits of the law thus will be conferred primarily on those that made equipment commitments before the law was enacted.

New equipment is always a mixed blessing. On one hand it provides the means to offer products with enhanced features and benefits, as well as the ability to make a better quality product more efficiently. On the other hand, it places pressure on the entire organization. The machine is only economical if its capacity is used; otherwise it does little other than add fixed burden in the form of annual depreciation to the cost structure. The new capacity cannot be utilized unless the equipment is up and running at its rated speed twenty-four hours per day/seven days a week. Yet sophisticated machinery like the new underwear machine is extraordinarily complicated; maintenance


Presto
Briefs/Caleçons/Pañales
Presto Plus
Briefs/Caleçons/Pañales
Presto Supreme
Briefs/Caleçons/Pañales
Presto
Protective Underwear
Maximum Absorbency & Protection
14
X-Large
H
I
J
K

and operating crews must be hired and trained, at which point they begin developing the special skill sets required to run the equipment efficiently. Additional business must be secured in order to utilize the capacity. Often that is a chicken and egg type of situation, in that it is unwise to add a new customer only to disappoint the customer if the equipment is not running at the expected rate. These are all issues that the segment has faced before. Every effort has been made to be proactive to insure that the learning curve has a gentle rather than steep slope and to manage customer expectations in keeping with a reasonable start-up.

2011 promises to be a noteworthy year, not only due to the installation and operation of the new equipment, but also due to the fact that the contract with a major customer is due to expire in September, 2011. Late in 2010, the customer announced plans to develop its own absorbent products facility, however, assured officials of the segment that the decision would not affect its 2011 purchases and that it intended to continue to purchase product even after its campus was in full operating mode. Realistically, it will take some time for the customer to bring an entirely new facility with a brand new work force up and running. In the interim, the segment will continue to focus on expanding its customer base.

Political uncertainties remain a concern. Currently, however, they are not deemed a bar to maintaining and expanding absorbent products production in the United States. Many of the particularly damaging laws and regulations under consideration at year-end 2009 were not enacted or promulgated in 2010. The major political shift initiated by the grass roots Tea Party movement, which culminated in the November 2010 election results, also provide real hope that the worst legislation and regulations that were passed or promulgated in 2010 will be nullified through the absence of funding or as a result of judicial review. At this point in time, U.S. production of absorbent products continues to be cost effective, as most major raw materials are still produced in the United States. In addition, transport of finished goods from foreign sources remains prohibitively expensive, due to the bulky nature of the product. Moreover, the U.S. is the ideal market for the product. The target users for disposable underwear and briefs are the incontinent, which are typically elderly. With the aging of the baby boomers, product demand is set to grow exponentially.

The products on the following pages and those shown on pages 6 and 7 provide a representation of the complete Presto® Housewares/Small Appliance product line.


A


B


C


D


E

Die Cast Control Master® Appliances

Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a premium nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains the proper cooking temperatures and detaches for complete immersibility.

A. 16-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized, high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham.

11-inch Electric Skillet also available.

B. 16-inch Electric Skillet with Glass Cover

This skillet features a generous-sized nonstick cooking surface and extra-high sidewalls along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server.

Electric Griddles

Presto® has met the changing needs of today's family with these handy electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking and easy cleaning. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

C. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. The product features special Tilt'nDrain™ handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

D. Cool Touch Electric Tilt'nDrain™ griddle

This griddle's square-like shape not only maximizes the efficient use of counter and storage space, but also provides a generous cooking surface that can handle up to nine slices of french toast—12.5% more than standard jumbo-sized griddles. Like the griddle shown in C, it too boasts the Tilt'nDrain™ feature, easily adjusting from a level grilling surface for eggs and pancakes to a tilted draining surface for bacon and other meats.

E. Cool Touch Electric Foldaway™ Griddle

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway™ feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a cool-touch surround with a handy slide-out drip tray.


A

A. 22-inch Electric Griddle

An extra-large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.


B

B. Cool Touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch cooking area that's ideal for any meal or appetizer. Its protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

16-inch Electric Griddle also available.


C

C. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch nonstick cooking surface makes one or two servings with virtually all the convenience of the larger griddles. A built-in grease well catches grease drippings for healthier cooking.

Multi-Cookers


D

D. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker steams seafood, vegetables, and rice; roasts pork, beef, and poultry; boils pasta; cooks soups, stews, and casseroles; and deep fries chicken and fish. A basket is included for convenient steaming, blanching, and deep frying. The tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. With the the heat control removed, the multi-cooker is fully immersible and dishwasher safe.


E

E. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.


FryDaddy
F

Electric Die Cast Deep Fryers

F. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The fryer features a preset thermostat to hold the ideal frying temperature automatically. The handy scoop stirs, separates, lifts, drains, and serves. The snap-on lid permits oil storage in the fryer without spills or odors.

GranPappy® electric deep fryer, which makes six servings with six cups of oil, is also available.


G

G. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape will easily accommodate large pieces of chicken or fish. This fryer, like the FryDaddy® and GranPappy® deep fryers, maintains the perfect frying temperature automatically. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored right in the fryer to use again and again.


CoolDaddy
H

Cool Touch Deep Fryers

H. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer, available in both white and black. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter absorbs frying odors. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.


FryDaddy
PRESTO
I

Stainless Steel Appliances

I. FryDaddy® Elite electric deep fryer

This deep fryer combines fresh styling with the favored features of the original FryDaddy® deep fryer. The brushed stainless steel exterior with an anodized aluminum interior assures fast, uniform heating for frying delicious french fries, shrimp, doughnuts, appetizers, and more. Because it uses only four cups of oil to fry four servings of food, it offers fast preheat time and oil temperature recovery—saving time and money. A preset thermostat maintains the ideal frying temperature automatically. Handy scoop lifts, drains, and serves. With a handy snap-on lid, the oil stores easily without spills or odor.


J

J. Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, chicken, onion rings and more in this space-saving 1-liter size deep fryer. It is sleekly styled with a brushed stainless steel exterior and an anodized aluminum interior for fast, uniform heating. This model fries with the vented cool-touch cover closed. A built-in screen helps to reduce spattering.


A

A. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat, and the handy signal light indicates when the oil is ready for frying. The cover with filter is included to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

Stainless Steel Digital ProFry™, a single basket 9-cup immersion fryer with electronic controls, also available.


B

B. Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this easy-to-use electric wok. A 1500-watt heating element provides the high searing temperature needed for stir-fry cooking, while the Control Master® heat control automatically maintains the desired cooking temperature. The wok is made of luxurious stainless steel with an aluminum-clad base to ensure fast, uniform cooking. Wok and tempered glass cover are fully immersible and dishwasher safe.


C

C. 12-inch Electric Stainless Steel Skillet

This luxurious skillet with high sidewalls and a tempered glass cover is convenient for every meal and makes a charming presentation on the counter top and table when entertaining. An aluminum-clad bottom ensures ultra fast heat-up and even distribution of heat. The Control Master® heat control maintains cooking temperatures automatically.


D

D. Stainless Steel Options™ electric multi-cooker

This stainless steel version of the Options™ multi-cooker roasts, boils, steams, stews, simmers and fries. An aluminum-clad bottom assures fast, uniform heating. The Control Master® heat control provides a full range of heat selections and automatically maintains the temperature setting. A dual position handle on the basket provides the versatility to steam, blanch, and deep fry. Multi-cooker, basket, and cover are fully immersible and dishwasher safe with the heat control removed.


E



E. FlipSide™ Belgian waffle maker

This handsomely-styled waffle maker bakes an extra large and thick Belgian waffle. The key to the product is the flip mechanism which enables the unit to rotate 180 degrees for a waffle with a crisp exterior and a fluffy, tender interior. After use, the unique flip mechanism also enables the waffle maker to lock in the vertical position for compact, space-saving storage. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat-up, speedy cooking, perfect browning and easy release every time.


F

F. 12-cup Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

6-cup Stainless Steel Coffee Maker also available.

Convenience Appliances


G

G. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry.


H

H. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Orville Redenbacher's hot air popper by Presto® also available.*


I

I. PowerPop® microwave multi-popper

This popper has truly proven itself as the microwave popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with butter for a true butter flavor or without shortening for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.

**Orville Redenbacher's is a registered trademark of ConAgra Foods, Inc.*


J

J. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.


PRESTO
SaladShooter
A


PRESTO
SaladShooter
PROFESSIONAL
B


EVERSHARP
C


D


HeatDish
E

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.

B. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra-large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.

C. EverSharp® electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

D. ShineOn™ electric shoe polisher

Shine men's, women's, and children's shoes like a professional with the Presto® shoe polisher. It's a complete shoe care kit containing 1) a sleek, powerful black and silver power handle; 2) two color-coded polishing brushes, one black and one brown which fit on the power handle, providing an automated, easy way to polish shoes; 3) two color-coded buffing pads—one black and one brown which attach to the power handle for the final touch—powered buffing that provides a professional gleam with automated ease; 4) a handy storage tray; and 5) two color-coded polish applicators, one black and one brown for convenient and tidy manual application of polish-paste or cream to shoes.

E. HeatDish® Plus parabolic electric heater

This heater keeps the user toasty warm, even in a large, chilly room, with heat that is felt directly, almost instantly, without first heating the entire room. A parabolic reflector focuses energy like a satellite dish, delivering heat that feels like three times that provided by 1500-watt convection heaters. As it uses only 1000 watts, it saves energy and money. It can help save enough on electric bills to pay for itself in as little as one year. The top-mounted thermostatic control provides an infinite range of heat settings, and a recessed handle makes it easy to carry the heater from room to room. A loud buzzer sounds if tip-over occurs while the element is energized. The heater also automatically shuts off in case of tip-over or overheating.

HeatDish® Plus Footlight® parabolic electric heater also available.


F


G


H


I


J


PRESTO
K

Pressure Cookers, Pressure Canners, and Accessories

F. & G. Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Presto® pressure cookers are available in polished aluminum and in luxurious, gleaming stainless steel in a variety of sizes. Shown at F is the 6-Quart Stainless Steel Pressure Cooker. Its tri-clad impact-welded base assures uniform heat distribution, making it both practical and beautiful. Illustrated at G is the 6-Quart Aluminum Pressure Cooker. Its durable aluminum construction provides quick and even heating at an economical price.

Aluminum models also available in 4- and 8-quart sizes.
Stainless steel model also available in 4-quart size.

H. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

I. Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (23-quart size shown).
Also available without steam gauge in 16-quart liquid capacity size.

J. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. Included in the kit are a digital timer, canning funnel, combination bubble remover/ lid lifter, jar lifter, jar wrench, and kitchen tongs. The easy-to-use timer counts down processing times from any setting up to 99 minutes and 59 seconds. The timer also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.

K. Electronic Clock/Timer

This handsome timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet that adheres to metal surfaces. A heavy-duty battery is included.

Electric Digital Timer also available.

National Presto Industries, Inc.

Consolidated Balance Sheets

(Dollars in thousands except share and per share data) DECEMBER 31,	2010		2009	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 49,719		$ 48,974
Marketable securities		101,005		118,442
Accounts receivable	$ 91,642		$ 92,826	
Less allowance for doubtful accounts	527	91,115	467	92,359
Inventories:				
Finished goods	37,144		30,361	
Work in process	37,040		31,229	
Raw materials	8,948	83,132	6,985	68,575
Deferred tax assets		6,268		6,605
Other current assets		14,301		7,117
Total current assets		345,540		342,072
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,946		1,946	
Buildings	25,527		21,805	
Machinery and equipment	79,626		71,217	
	107,099		94,968	
Less allowance for depreciation and amortization	48,991	58,108	46,120	48,848
GOODWILL		11,485		11,485
		$ 415,133		$402,405
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 44,298		$ 37,903
Federal and state income taxes		5,859		6,291
Accrued liabilities		16,572		16,859
Total current liabilities		66,729		61,053
DEFERRED INCOME TAXES		4,467		5,480
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2010 and 2009 Issued: 7,440,518 shares at December 31, 2010 and 2009 Outstanding: 6,865,150 and 6,857,540 shares at December 31, 2010 and 2009, respectively	$ 7,441		$ 7,441	
Paid-in capital	2,738		2,037	
Retained earnings	351,571		343,930	
Accumulated other comprehensive income	129		643	
	361,879		354,051	
Treasury stock, at cost, 575,368 and 582,978 shares at December 31, 2010 and 2009, respectively	17,942		18,179	
Total stockholders' equity		343,937		335,872
		$ 415,133		$402,405

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Earnings

(Dollars in thousands except share and per share data)

FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Net sales	$479,000	$478,468	$448,253
Cost of sales	365,426	368,376	368,013
Gross profit	113,574	110,092	80,240
Selling and general expenses	16,492	18,745	16,959
Operating profit	97,082	91,347	63,281
Other income, principally interest	2,273	3,050	4,270
Earnings before provision for income taxes	99,355	94,397	67,551
Provision for income taxes	35,824	31,821	23,368
Net earnings	$ 63,531	$ 62,576	$ 44,183
Weighted average common shares outstanding:			
Basic	6,862	6,854	6,845
Diluted	6,864	6,854	6,845
Net earnings per share:			
Basic	$ 9.26	$ 9.13	$ 6.45
Diluted	$ 9.26	$ 9.13	$ 6.45

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands except share and per share data) FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, 2008	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2007	$7,441	$1,496	$304,246	$176	$(18,748)	$294,611
Net earnings	–	–	44,183	–	–	44,183
Unrealized gain on available-for-sale securities, net of tax	–	–	–	360	–	360
Total comprehensive income	–	–	–	–	–	44,543
Dividends paid, $4.25 per share	–	–	(29,067)	–	–	(29,067)
Other	–	239	–	–	279	518
Balance December 31, 2008	7,441	1,735	319,362	536	(18,469)	310,605
Net earnings	–	–	62,576	–	–	62,576
Unrealized gain on available-for-sale securities, net of tax	–	–	–	107	–	107
Total comprehensive income	–	–	–	–	–	62,683
Dividends paid, $5.55 per share	–	–	(38,008)	–	–	(38,008)
Other	–	302	–	–	290	592
Balance December 31, 2009	7,441	2,037	343,930	643	(18,179)	335,872
Net earnings	–	–	63,531	–	–	63,531
Unrealized gain on available-for-sale securities, net of tax	–	–	–	(514)	–	(514)
Total comprehensive income	–	–	–	–	–	63,017
Dividends paid, $8.15 per share	–	–	(55,889)	–	–	(55,889)
Other	–	701	(1)	–	237	937
Balance December 31, 2010	$7,441	$2,738	$351,571	$129	$(17,942)	$343,937

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands) FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$ 63,531	$ 62,576	$ 44,183
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	8,637	8,738	8,794
Deferred income taxes	(399)	(33)	1,060
Other	(790)	682	1,059
Changes in operating accounts:			
Accounts receivable, net	1,244	(16,765)	12,324
Inventories	(14,557)	3,145	(6,235)
Other current assets	(5,604)	(5,362)	(346)
Accounts payable and accrued liabilities	6,138	7,090	(23,308)
Federal and state income taxes	(432)	2,074	(2,203)
Net cash provided by operating activities	57,768	62,145	35,328
Cash flows from investing activities:			
Marketable securities purchased	(45,464)	(78,486)	(138,113)
Marketable securities—maturities and sales	62,109	81,426	134,009
Acquisition of property, plant and equipment	(17,972)	(3,337)	(4,370)
Sale of property, plant and equipment	1,365	71	–
Other	(1,580)	228	–
Net cash used in investing activities	(1,542)	(98)	(8,474)
Cash flows from financing activities:			
Dividends paid	(55,889)	(38,008)	(29,067)
Other	408	243	190
Net cash used in financing activities	(55,481)	(37,765)	(28,877)
Net increase (decrease) in cash and cash equivalents	745	24,282	(2,023)
Cash and cash equivalents at beginning of year	48,974	24,692	26,715
Cash and cash equivalents at end of year	$ 49,719	$ 48,974	$ 24,692
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 36,479	$ 30,663	$ 23,930

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation
The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

(3) Reclassifications
Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's financial statement presentation. These reclassifications did not affect net earnings or stockholders' equity as previously reported.

(4) Fair Value of Financial Instruments
The Company utilizes the methods of fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Cash, Cash Equivalents and Marketable Securities
Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and certificates of deposit. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Certificates of deposits are reported at par value, and money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $2,788,000 and $6,161,000 at December 31, 2010 and 2009, respectively, are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities. Also included are certificates of deposit.

At December 31, 2010 and 2009, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's marketable securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar securities, recently executed transactions, broker quotations, and other inputs that are observable. There were no transfers into or out of Level 2 during 2010.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2010				
Tax-exempt Municipal Bonds . .	$ 62,339	$ 62,537	$ 354	$156
Variable Rate Demand Notes . . .	37,779	37,779	–	–
Certificates of Deposit	689	689	–	–
Total Marketable Securities.	$100,807	$101,005	$ 354	$156
December 31, 2009				
Tax-exempt Municipal Bonds . .	$ 71,440	$ 72,430	$1,015	$ 25
Variable Rate Demand Notes . . .	43,314	43,314	–	–
Certificates of Deposit	2,698	2,698	–	–
Total Marketable Securities.	$ 117,452	$118,442	$1,015	$ 25

Proceeds from sales of marketable securities totaled $62,109,000 in 2010, $81,426,000 in 2009, and $134,009,000 in 2008. Gross gains related to sales of marketable securities totaled $0, $0, and $118,000, in 2010, 2009, and 2008, respectively. There were no gross losses related to sales of marketable securities in 2010, 2009, or 2008. Net unrealized gains (losses) are reported as a separate component of accumulated other comprehensive income and were gains of $198,000, $990,000 and $825,000 before taxes at December 31, 2010, 2009, and 2008, respectively. Unrealized gains of $0, $0, and $74,000 were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2010, 2009, and 2008, respectively.

The contractual maturities of the marketable securities held at December 31, 2010 are as follows: $29,348,000 within one year; $35,839,000 beyond one year to five years; $16,251,000 beyond five years to ten years, and $19,567,000 beyond ten years. All of the instruments in the beyond five year ranges, with the exception of $8,867,000 of tax-exempt municipal bonds with maturities between five and seven years, are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(6) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(7) Inventories

Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(8) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(9) Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. No goodwill impairments were recognized during 2010, 2009, or 2008. The Company's goodwill as of December 31, 2010 and 2009 was $11,485,000 relating entirely to its Defense Products segment, which had zero cumulative impairment charges at December 31, 2010. The Absorbent Products segment value of goodwill was $0, with cumulative impairment charges of $4,648,000, at both December 31, 2010 and 2009.

The Company's annual impairment testing dates were October 4, 2010, October 5, 2009, and September 29, 2008. For the Defense segment, no impairment was indicated. The Company has no recorded intangible assets, other than goodwill.

(10) Revenue Recognition

For all of its segments, the Company recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are calculated by deducting early payment discounts and cooperative advertising from gross sales. The Company records cooperative advertising when revenue is recognized. See Note A(11) for a description of the Company's policy for sales returns.

(11) Sales and Returns

Sales are recorded net of estimated discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(12) Shipping and Handling Costs

In accordance with FASB ASC 605-45, *Revenue Recognition*, the Company includes shipping and handling revenues in net sales and shipping costs in cost of sales.

(13) Advertising

The Company's policy is to expense advertising as incurred for the year and include it in selling and general expenses. Advertising expense was $9,000, $237,000, and $4,000 in 2010, 2009, and 2008, respectively.

(14) Accumulated Other Comprehensive Income

The $129,000 and $643,000 of accumulated comprehensive income at December 31, 2010 and 2009, respectively, relate to the unrealized gain on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $69,000 and $346,000 for 2010 and 2009, respectively.

(15) Product Warranty

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company's service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

	(In thousands)	
YEAR ENDED DECEMBER 31	**2010**	**2009**
Beginning balance January 1	$405	$308
Accruals during the period	353	802
Charges/payments made under the warranties	(432)	(705)
Balance December 31	$326	$405

(16) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

(17) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes*. See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(18) Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*, to provide amendments to Subtopic 820-10 that require new disclosures about transfers into and out of Level 1 and Level 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. Specifically, for assets and liabilities that are measured at fair value on a recurring basis in periods after initial recognition (e.g., trading securities), this ASU requires: separate disclosure of the amount of significant transfers between Levels 1 and 2 and a description of the reasons for the transfers; and separate information about purchases, sales, issuances, and settlements, on a gross basis, in the reconciliation of Level 3 fair value measurements valued using significant unobservable inputs. ASU 2010-06 clarifies existing disclosures as follows:

Level of disaggregation: An entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. An entity needs to use judgment in determining the appropriate classes of assets and liabilities.

Disclosures about inputs and valuations techniques: An entity should provide disclosures about the valuation techniques (i.e., the income, market, or cost approaches) and input used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, comparative disclosures are required for periods ending after initial adoption. Early adoption is permitted. Except for the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements, the Company adopted ASU 2010-06 during the first quarter of 2010, which did not have a material effect on the Company's consolidated financial statements. The Company does not expect the adoption of the remaining provisions of ASU 2010-06 to have a material effect on the Company's consolidated financial statements.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $35,095,000 and $26,860,000 as of December 31, 2010 and 2009, respectively, and consists of housewares/small appliance finished goods. Under LIFO, inventories are valued at approximately $4,205,000 and $2,355,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010, 2009, and 2008, $601,000, $892,000, and $0, respectively, of a LIFO layer was liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/ Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2010	($1,850)	$1,169	$0.17
2009	$2,082	($1,357)	($0.20)
2008	($2,018)	$1,297	$0.19

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the first-in, first-out method and total $48,037,000 and $41,715,000 at December 31, 2010 and 2009, respectively. The December 31, 2010 FIFO total is comprised of $2,049,000 of finished goods, $37,040,000 of work in process, and $8,948,000 of raw material and supplies. At December 31, 2009 the FIFO total was comprised of $3,501,000 of finished goods, $31,229,000 of work in process, and $6,985,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2010, accrued liabilities consisted of payroll $6,536,000, product liability $6,448,000, environmental $2,535,000, and other $1,053,000. At December 31, 2009, accrued liabilities consisted of payroll $7,179,000, product liability $6,064,000, environmental $2,580,000, and other $1,036,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2010, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in 2010, 2009, or 2008. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to the potential issuance of common shares, when dilutive. Dilutive shares outstanding during 2010, 2009, and 2008 were 2,000, 0, and 0, respectively.

F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010, which authorized 50,000 shares to be available for grants. The Compensation Committee of the Company's Board of Directors approves stock-based compensation awards for all employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite serviced period, net of estimated forfeitures. The Company does not capitalize stock-based compensation costs.

During 2010, the Company granted 3,328 shares of restricted stock to seven employees and executive officers of the Company. The restricted stock vests on specified dates in 2015 and 2016, subject to the recipients' continued employment or service through each applicable vesting date.

The Company recognized pre-tax compensation expense in the consolidated statements of earnings related to stock-based compensation of $3,000, $0, and $0 in 2010, 2009, and 2008, respectively. Certain accrued bonuses as of December 31, 2009 were converted to restricted stock awards during 2010. The fair value of the awards on the 2010 grant date was $238,000, which approximates the amount that was included in selling and general expense in the consolidated statement of earnings for 2009 when the bonuses were accrued.

As of December 31, 2010, there was approximately $123,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a period of 5.2 years. There were no shares of restricted stock that vested during 2010, 2009, or 2008.

The following table summarizes the activity for non-vested restricted stock:

	2010	
	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE
Non-vested at beginning of period	0	0.00
Granted	3,328	$109.38
Non-vested at end of period	3,328	$109.38

G. RETIREMENT PLANS:

Pension Plan: Prior to 2009, the Company contributed to a union-sponsored, multi-employer pension plan on behalf of union employees of the Amron division of its AMTEC subsidiary in accordance with the applicable union labor agreement. In December 2008, the union membership voted in favor of a withdrawal from the plan, and an amendment was made to the labor agreement authorizing the withdrawal. In December 2008, the Company permanently ceased to be obligated to contribute to the multi-employer pension plan, and instead agreed to contribute to a Company 401(k) Plan. (See 401(k) Plan below.)

In a letter dated March 30, 2009, the pension plan provided Amron with documentation stating that the cost to withdraw from the plan was $238,509. In April 2009, a payment representing the settlement of the withdrawal liability was made in the same amount. However, should all participants in the plan withdraw before the end of 2010, some portion of the plan liability could be reallocated to AMTEC. If that were to occur, AMTEC might be assessed retroactively for an additional withdrawal charge. No notice of such a withdrawal has been received. The amount of a potential additional withdrawal charge, if any, cannot be currently estimated. The Company charged the cost of the withdrawal to operations in 2008.

The Company's contributions to the union pension plan were $0, $272,000, and $402,000 during the years ended December 31, 2010, 2009, and 2008, respectively.

401(k) Plan: The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company's related cash dividends, totaled $904,000 in 2010, $592,000 in 2009, and $517,000 in 2008. In addition, the Company made cash contributions of $667,000 in 2010, $634,000 in 2009, and $604,000 in 2008 to the 401(k) Plan. The Company also contributed $370,000, $472,000, and $0 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2010, 2009, and 2008, respectively.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

	(In thousands)		
YEARS ENDED DECEMBER 31	2010	2009	2008
Current:			
Federal	$30,317	$29,267	$20,213
State	5,905	2,383	2,205
	36,222	31,650	22,418
Deferred:			
Federal	(996)	(34)	973
State	598	205	(23)
	(398)	171	950
Total tax provision	$35,824	$31,821	$23,368

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRE-TAX INCOME		
	2010	2009	2008
Statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	4.6	1.8	2.1
Tax-exempt interest and dividends	(0.7)	(1.1)	(2.0)
Other	(2.8)	(2.0)	(0.5)
Effective rate	36.1%	33.7%	34.6%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance for deferred tax assets was deemed necessary at December 31, 2008 for certain state attribute carryforwards. The net increase (decrease) in the valuation allowance during 2010, 2009, and 2008 was $0, ($709,000), and $111,000, respectively.

The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2010	2009
Deferred tax assets		
Insurance (primarily product liability)	$2,713	$2,398
Goodwill	1,321	1,799
Environmental	993	1,022
Vacation	885	871
State attribute carryforwards	0	420
Other	356	95
Total deferred tax assets	$6,268	$6,605
Deferred tax liabilities		
Depreciation	4,398	$5,134
Other	69	346
Net deferred tax liabilities	4,467	$5,480
Net deferred tax assets	$1,801	$1,125

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. As of December 31, 2010, the carrying amount of the Company's gross unrecognized tax benefits was $418,000 which, if recognized, would affect the Company's effective income tax rate. The Company cannot estimate when the unrecognized tax benefits will be settled.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2010 and 2009:

	(In thousands)	
	2010	2009
Balance at January 1	$1,447	$1,143
Additions for tax positions taken related to the current year	75	205
Additions for tax positions taken related to prior years	0	99
Reductions for tax positions taken related to prior years	(111)	0
Settlements	(993)	0
Balance at December 31	$ 418	$1,447

It is the Company's practice to include interest and penalties in tax expense. During the years ended December 31, 2010 and 2009, the Company accrued approximately $37,000 and $72,000 in interest, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. The Company is currently under audit by a single state for the tax years 2002 through 2005. For all other states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 11% of consolidated net sales for each of the three years ended December 31, 2010, 2009, and 2008. In the Absorbent Products segment, one customer accounted for 11%, 12% and 12% of consolidated net sales for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2010, 2009, and 2008. There is no similar provision applicable to the Chinese Yuan, which until 2005 had been tied to the U.S. dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign translation gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2010, 2009, and 2008, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2010, 214 employees of Amron, or 20% of the Company's total workforce, are members of the United Steel Workers union. The contract between Amron and the union is effective through February 28, 2015.

Raw materials for the Absorbent Products segment are commodities that are typically available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire. As of December 31, 2010, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2010, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $2,535,000 and $2,580,000 as of December 31, 2010 and 2009, respectively, and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2011	$ 390
2012	326
2013	311
2014	237
2015	222
Thereafter	1,049
	$2,535

L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliances, Defense Products, and Absorbent Products. Sales for all three segments are primarily to customers in North America.

The Housewares/Small Appliances segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and Canada and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from nonaffiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in February 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. The segment was further augmented with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin during 2006. This facility primarily manufactures cartridge cases used in medium caliber (20–40mm) ammunition.

The Absorbent Product segment was started on November 19, 2001 with the acquisition of certain assets from RMED International, Inc, forming Presto Absorbent Products, Inc. This company manufactured diapers. Starting in 2004, the company began making adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The products are sold to distributors and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia manufacturer of adult incontinence products and training pads for dogs. The Company has since decided to close the Georgia facility and consolidate the absorbent products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads.

In the following summary, operating profit represents earnings before other income, principally interest income, and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliances segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2010				
External net sales	$ 157,474	$240,762	$80,764	$479,000
Gross profit	37,032	68,071	8,471	113,574
Operating profit	27,558	61,443	8,081	97,082
Total assets	256,945	106,487	51,701	415,133
Depreciation and amortization	926	3,650	4,061	8,637
Capital expenditures	1,117	3,473	13,382	17,972
Year ended December 31, 2009				
External net sales	$ 150,016	$253,789	$74,663	$478,468
Gross profit	40,336	61,866	7,890	110,092
Operating profit	30,290	54,823	6,234	91,347
Total assets	260,854	107,907	33,644	402,405
Depreciation and amortization	925	3,570	4,243	8,738
Capital expenditures	1,240	1,275	822	3,337
Year ended December 31, 2008				
External net sales	$136,840	$238,752	$72,661	$448,253
Gross profit (loss)	30,323	50,232	(315)	80,240
Operating profit (loss)	20,896	43,550	(1,165)	63,281
Total assets	218,783	106,837	40,263	365,883
Depreciation and amortization	792	3,211	4,791	8,794
Capital expenditures	788	2,603	979	4,370

M. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases, many of which contain renewal options ranging from one to five years. Rent expense was approximately $771,000, $836,000, and $1,133,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Future minimum annual rental payments required under operating leases are as follows::

YEARS ENDING DECEMBER 31	(In thousands)
2011	$ 301
2012	173
2013	143
2014	0
2015	0
	$ 617

N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2010 and 2009:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2010					
First	$ 106,400	$ 24,587	$ 13,199	$ 1.92	$1.92
Second	117,075	26,517	14,975	2.18	2.18
Third	113,547	24,363	13,213	1.93	1.92
Fourth	141,978	38,107	22,144	3.23	3.24
Total	$479,000	$113,574	$ 63,531	$ 9.26	$9.26
2009					
First	$107,926	$ 19,658	$ 10,854	$ 1.58	$1.58
Second	103,161	24,364	13,346	1.95	1.95
Third	116,392	28,944	16,705	2.44	2.44
Fourth	150,989	37,126	21,671	3.16	3.16
Total	$478,468	$110,092	$ 62,576	$ 9.13	$9.13

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The other segments are typically non-seasonal.

O. LINE OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the third quarter. As of December 31, 2010 and 2009, the line of credit limit was set at $5,000,000, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent.

P. SUBSEQUENT EVENT:

On February 18, 2011, the Company's Board of Directors announced a regular dividend of $1.00 per share, plus an extra dividend of $7.25. On March 15, 2011, a payment of $56,637,000 was made to the shareholders of record as of March 4, 2011.

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2010 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


National Presto Industries, Inc.
S&P 500 Index
Peer Group
DOLLARS
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010

Assumes $100 invested on December 31, 2005, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization: A Clean Slate, Inc., ACI Worldwide, Inc., Clearwater Paper Corp., Constant Contact, Inc., Dineequity, Inc., Exelixis, Inc., Finish Line, Inc. –CL A, Genesco, Inc., Grand Canyon Education, Inc., Interface Inc. –CL A, J&J Snack Foods Corp., K12 Inc., Lions Gate Entertainment CP, Mellanox Technologies, Ltd., NACCO Industries –CL A, Stec, Inc., Telvant Git SA

All of the companies included in the peer group for the performance graph that was contained in the 2009 Annual Report are excluded from the current peer group for all years shown in the above performance graph because the companies do not have a market capitalization between $883.5 million and $900.5 million as of December 31, 2010 and therefore do not have a market capitalization similar to that of the Company. The companies removed from the peer group are: Arkansas Best Corp., Charming Shoppes, Inc., China Nepstar Chain Drug-Ads, Contango Oil & Gas Co., Cousins Properties, Inc., Echostar Corp., Energysolutions, Inc., Genesis Energy-LP, Griffon Corp., LaClede Group, Inc., Madden Steven, Ltd., Navigant Consulting, Inc., Netgear, Inc., Omnivision Technologies, Inc., Pfeiffer Vacuum Tech-ADR, Rehabcare Group, Inc., Speedway Motorsports, Inc.

Report of Independent Registered Public Accounting Firm



Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. In connection with our audits of the financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2010 and 2009. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 16, 2011

National Presto Industries, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2010 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 17, 2011, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts; failure of subcontractors or vendors to perform as required by contract; the efficient start-up and utilization of capital equipment investments; and political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2010 COMPARED TO 2009

Readers are directed to Note L, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2010 and 2009.

On a consolidated basis, sales increased by $532,000 (less than 1%), gross margins increased by $3,482,000 (3%), and selling and general expense decreased by $2,253,000 (12%). Other income, principally interest, decreased by $777,000 (26%), while earnings before provision for income taxes increased by $4,958,000 (5%), and net earnings increased by $955,000 (2%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $7,458,000 from $150,016,000 to $157,474,000, or 5%, which was primarily attributable to an increase in units shipped. A portion of the increase was due to heavy first quarter 2010 shipments occasioned by low year-end 2009 retail inventories. Shipments during that quarter increased by $4,888,000 over the comparable quarter of the prior year. As retail inventories at year-end 2010 were balanced to heavy, similar such shipments are not expected during first quarter 2011. Defense net sales decreased by $13,027,000, from $253,789,000 to $240,762,000, or 5%, primarily reflecting a decrease in unit shipments. Absorbent Products net sales increased by $6,101,000 from $74,663,000 to $80,764,000, or 8%, primarily from an increase in unit shipments.

Housewares/Small Appliance gross profit decreased $3,304,000 from $40,336,000 (27% of sales) in 2009 to $37,032,000 (24% of sales) in 2010, primarily reflecting increased commodity and freight costs, offset in part by the increase in sales mentioned above. Defense gross profit increased $6,205,000 from $61,866,000 (24% of sales) to $68,071,000 (28% of sales), reflecting decreased material costs and a more favorable product mix, offset in part by the decrease in sales mentioned above. Absorbent products gross profit increased $581,000, from $7,890,000 (11% of sales) to $8,471,000 (11% of sales). But for differences in year to year supplier rebate timing of $802,000, gross margins would have decreased as a result of increased commodity costs. Further commodity and freight cost increases are anticipated during the upcoming year. Effects of the increases are expected to have a deleterious impact on all three business segments, but in particular Housewares/Small Appliance and Absorbent Products. Offsetting price increases are not expected.

Selling and general expenses for the Housewares/Small Appliance segment decreased $572,000 from the prior year's levels. Significant items were a decrease in employee benefit cost accruals of $624,000 and advertising costs of $225,000, partially offset by an increase in environmental expenditures of $167,000. Defense segment selling and general expenses decreased $415,000, primarily reflecting the absence of certain prior year incentive compensation accruals. Selling and general expenses for the Absorbent Products segment decreased $1,266,000, reflecting a comparative increase in net gains on the sale of obsolete equipment of $1,588,000, partially offset primarily by increases in compensation and travel costs related to an augmented sales force.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $4,958,000 from $94,397,000 to $99,355,000. The provision for income taxes increased from $31,821,000 to $35,824,000, which resulted in an effective income tax rate increase from 34% to 36% reflecting, in largest part, an increase in state income tax rates, augmented by an increase in earnings subject to tax. Net earnings increased $955,000 from $62,576,000 to $63,531,000.

2009 COMPARED TO 2008

Readers are directed to Note L, "Business Segments" for data on the financial results of the Company's three business segments for the years ended December 31, 2009 and 2008.

On a consolidated basis, sales increased by $30,215,000 (7%), gross margins increased by $29,852,000 (37%), and selling and general expense increased by $1,786,000 (11%). Other income, principally interest, decreased by $1,220,000, while earnings before provision for income taxes increased by $26,846,000 (40%), and net earnings increased by $18,393,000 (42%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $13,176,000 from $136,840,000 to $150,016,000, or 10%, approximately 78% of which was attributable to an increase in units shipped, with the remaining increase attributable to an increase in prices. Defense net sales increased by $15,037,000, from $238,752,000 to $253,789,000, or 6%, which was largely attributable to an increase in shipments. Absorbent Products net sales increased by $2,002,000 from $72,661,000 to $74,663,000, or 3%, approximately 42% of which stemmed from an increase in unit shipments, with the balance primarily attributable to a one-time negotiated adjustment.

Housewares/Small Appliance gross profit increased $10,013,000 from $30,323,000 (22% of sales) in 2008 to $40,336,000 (27% of sales) in 2009, 71% of which reflected lower commodity and freight costs, with the remaining increase attributable to the increased sales mentioned above. A sizable portion ($2,082,000) of the reduced commodity and freight costs is reflected in the change in the LIFO reserve. Defense gross profit dollars increased $11,634,000 from $50,232,000 to $61,866,000, while the gross profit percentage increased from 21% to 24%. One fourth of the increase reflected the sales increase noted above, with the balance largely attributable to a more favorable mix of product shipments. Absorbent products gross profit was $7,890,000 in 2009 versus a negative $315,000 in 2008, an improvement of $8,205,000, primarily reflecting decreased commodity costs, augmented by higher production levels/improved efficiency and the one-time negotiated adjustment mentioned above.

Selling and general expenses for the Housewares/Small Appliance segment increased $619,000 from the prior year's levels, reflecting, in largest part, an increase in employee compensation and benefit costs. Defense segment selling and general expenses increased $361,000, primarily reflecting an increase in compensation of $599,000 commensurate with the continued growth of the segment, partly offset by the absence of the prior year's provision of $348,000 for the Amron division's withdrawal from a multi-employer pension plan. (See Note G to the Consolidated Financial Statements.) Selling and general expenses for the Absorbent Products segment increased $806,000, primarily reflecting increased compensation of $230,000 related to an augmented sales force and losses of $294,000 on the write-off of equipment that was no longer used for operations.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $26,846,000 from $67,551,000 to $94,397,000. The provision for income taxes increased from $23,368,000 to $31,821,000, which resulted in an effective income tax rate decrease from 35% to 34% reflecting, in largest part, both a decrease in the ratio of tax-exempt earnings to taxable earnings, as well as a decrease in actual tax-exempt earnings incident to reduced yields. Net earnings increased $18,393,000 from $44,183,000 to $62,576,000.

LIQUIDITY AND CAPITAL RESOURCES

2010 COMPARED TO 2009:

Cash provided by operating activities was $57,768,000 during 2010 compared to $62,145,000 during 2009. The principal factors behind the decrease in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows. Of particular note during 2010 were net earnings of $63,531,000 and an increase in payable levels, largely reflecting deposits received from one customer during the year. Also of note were an increase in inventory levels and a change in other current assets attributable to additional deposits made to vendors. Of particular note during 2009 were net earnings of $62,576,000, an increase in payable levels, reflecting an increase in purchases near the end of 2009, and an increase in inventory levels. These were partially offset by an increase in accounts receivable levels stemming from increased sales on account recognized near the end of 2009 as compared to the end of 2008, and deposits made to vendors during 2009.

Net cash used in investing activities was $1,542,000 during 2010 compared to $98,000 during 2009. Of note during 2010 was the $17,972,000 of cash used in the acquisition of plant and equipment primarily to support the expansion of the Absorbent Products segment. Of note during 2009 was the $3,337,000 used in the acquisition of various plant and equipment utilized across all three segments. The purchase of plant and equipment in both years was essentially funded though the sale of marketable securities.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2010 and 2009, $37,779,000 and $43,314,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2010 by $2.60, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2010 by $745,000 to $49,719,000.

Working capital decreased by $2,208,000 to $278,811,000 at December 31, 2010 for the reasons stated above. The Company's current ratio was 5.2 to 1.0 at December 31, 2010, compared to 5.6 to 1.0 at December 31, 2009.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in municipal bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during 2010 were lower than those in the preceding year. The lower yields, combined with a decrease in the Company's investment holdings, served to decrease interest income. There can be no assurance that interest rates will not continue to decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

2009 COMPARED TO 2008

Cash provided by operating activities was $62,145,000 during 2009 compared to $35,328,000 during 2008. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows. Of particular note during 2009 were net earnings of $62,576,000, an increase in payable levels, reflecting an increase in purchases near the end of 2009, and an increase in inventory levels. These were partially offset by an increase in accounts receivable levels stemming from increased sales on account recognized near the end of 2009 as compared to the end of 2008, and deposits made to vendors during 2009. Of particular note during 2008 were net earnings of $44,183,000 and a decrease in accounts receivable levels, which stemmed from cash collections on customer sales. These increases were partially offset by a decrease in payable levels and an increase in inventory levels.

Net cash used in investing activities was $98,000 during 2009 compared to $8,474,000 during 2008. The change in investing activity cash flow is attributable to an increase in net maturities and sales of marketable securities. Effectively, fewer sales were required in 2009 to fund the increased dividend paid, reflecting the increase in cash provided by operating activities. Additionally, fewer purchases were made in 2009 as the yields on short-term marketable securities, within the desired maturity range, were relatively unattractive.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2009 and 2008, $43,314,000 and $43,795,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2009 by $1.30, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2009 by $24,282,000 to $48,974,000.

Working capital increased by $33,392,000 to $281,019,000 at December 31, 2009 for the reasons stated above. The Company's current ratio was 5.6 to 1.0 at fiscal 2009 year-end, compared to 5.8 to 1.0 at the end of fiscal 2008.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $329,000,000 at December 31, 2010, and $274,000,000 at December 31, 2009. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be performed during a 12- to 18-month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company's specified contractual obligations at December 31, 2010:

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD (In thousands) TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 617	$ 301	$316	$ –	$ –
Purchase obligations[1]	$217,896	$217,896	$ –	$ –	$ –
Total	$218,513	$218,197	$316	$ –	$ –

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2010. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories : New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once a health care claim reaches a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(18) to the Consolidated Financial Statements for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB ASC 230, the Company's 7-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds with an average life of 2.0 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2010, 2009, and 2008. There is no similar provision applicable to the Chinese Renminbi (RMB), which until 2005 had been tied to the U.S. dollar. To the extent there are further revaluations of the RMB vis-à-vis the U.S. dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2010. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

There were no changes in internal controls over financial reporting during the quarter and year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the 1934 Act, is effective.

The Company's independent registered public accountant has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

Report of Independent Registered Public Accounting Firm Regarding Internal Control



Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Presto Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 16, 2011

SELECTED FINANCIAL DATA

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2010	2009	2008	2007	2006
Net sales	$479,000	$478,468	$448,253	$421,287	$304,587
Net earnings	$ 63,531	$ 62,576	$ 44,183	$ 38,623	$ 27,960*
Net earnings per share— Basic and Diluted	$ 9.26	$ 9.13	$ 6.45	$ 5.65	$ 4.09*
Total assets	$ 415,133	$402,405	$365,883	$374,676	$344,976
Dividends paid per common share applicable to current year					
Regular	$ 1.00	$ 1.00	$ 1.00	$ 0.95	$ 0.92
Extra	$ 7.15	$ 4.55	$ 3.25	$ 2.85	$ 1.20
Total	$ 8.15	$ 5.55	$ 4.25	$ 3.80	$ 2.12

** 2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write-off stemming from its Absorbent Products segment of $309,000 ($.05 per share), net of tax.*

SUMMARY OF STATISTICS

66th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2010	$479,000	$63,531	6,864	$9.26	$1.00	$ 7.15	$50.11
2009	478,468	62,576	6,854	9.13	1.00	4.55	49.00
2008	448,253	44,183	6,845	6.45	1.00	3.25	45.38
2007	421,287	38,623	6,836	5.65	0.95	2.85	43.10
2006	304,587	27,960*	6,831	4.09*	0.92	1.20	41.04

** 2006 net earnings reflect a research and development tax credit which served to increase net earnings by $1,201,000 ($0.18 per share) covering the period 2002 through 2006. It was offset in part by a goodwill write-off stemming from its Absorbent Products segment of $309,000 ($0.05 per share), net of tax.*

RECORD OF DIVIDENDS PAID AND MARKET PRICE OF COMMON STOCK

	2010 FISCAL YEAR			2009 FISCAL YEAR		
	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter	$8.15	$130.58	$108.11	$5.55	$ 80.95	$46.60
Second Quarter	–	117.99	90.61	–	85.50	60.17
Third Quarter	–	110.35	89.50	–	87.99	72.33
Fourth Quarter	–	134.40	105.40	–	111.85	84.26
Full Year	$8.15	$134.40	$ 89.50	$5.55	$111.85	$46.60

** Fiscal year 2010 includes a regular dividend of $1.00 and an extra dividend of $7.15; 2009 includes a regular dividend of $1.00 and an extra dividend of $4.55.*

Directors and Officers

Board of Directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Richard N. Cardozo
Professor Emeritus, Carlson School of Management,
University of Minnesota;
Senior Scholar, Florida International University

Patrick J. Quinn
Retired Chairman and President, Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from October 2004 until retirement in July 2007

Officers and Principal Executives

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Douglas J. Frederick
Secretary

Gerald R. Schlewitz
Planning and Logistics Manager

Stockholder Information

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Meeting of Stockholders

May 17, 2011 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2010, there were
355 stockholders.

Stockholder Inquiries

For general information about the Company,
telephone (715) 839-2119.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2010 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2010.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer